UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE S
ECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

On August 15, 2016, Medigus Ltd., or the Company, announced the resignation of Mr. Ori Hershkovitz, an external director of the Company. Mr. Hershkovitz advised the Company that he has decided to step down from the Company’s board of directors effective immediately. Mr. Hershkovitz stated that his resignation is for personal reasons and not due to any disagreements or Company-related issues.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: August 15, 2016	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer